ZURICH®

Zurich launches new direct insurance offering in Germany

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, August 21, 2007 – Zurich Financial Services Group (Zurich) announces the launch of its new pan-European direct insurance offering Zurich Connect, in Germany. As part of the European-wide roll out of Zurich Connect, customers in Germany can now buy insurance policies easily and direct through the internet on www.zurichconnect.de.

Germany is the first country to go live with its direct offering on the new Zurich Connect platform with a product range across the consumer market. German customers can now select from car, household and private liability insurance policies, with more products to become available in 2008. Zurich is the first insurer to introduce a unified pan-European set of products and services on the web that makes it possible to offer similar products on a European scale. These products can be tailored to local standards and requirements in each country.

In addition to the products now available in Germany, small businesses customers in the UK can purchase commercial vehicle insurance through Zurich Connect. More products have been available to dedicated partners in the UK and in Spain over recent months. In Switzerland direct market leader Züritel was rebranded and has been successfully selling products under the Zurich Connect name since June 2007.

Zurich Connect's value proposition is about building loyalty with European customers. Having an effective operating model and IT platform enables Zurich Connect to offer discounts for customer loyalty and positive claims

dlo 8/27

ZURICH®

histories. Furthermore, Zurich Connect will reward customers for the number of insurance products they buy.

Zurich Connect offers, for the first time, the opportunity for customers to view their account on-line, seeing exactly what products they have, what their cover levels are, and to update their details if necessary. They will also be able to notify new claims online. The customer service provided by Zurich Connect will also include a modern 24 hour, 7 day a week contact center.

"Our customers will profit from attractive offers and from a transparent premium system," said Theo Bouts, Chief Executive Officer of Zurich's Direct Business and Partnership unit Europe. "The new solution enables Zurich, as one of the leading pan-European direct insurers, to achieve significant cost savings and pass them on to our customers. We will be bringing the Zurich Connect proposition to further major markets in Europe over the next few years," Bouts added.

Direct insurance is offering growth opportunities

With the exponential growth of the direct insurance and partnership business in many European markets, Zurich is ideally placed to capitalize on growth opportunities. In countries such as the United Kingdom, Germany, Italy, Switzerland and Spain, direct insurance, conducted through the internet and telephone, is well-established alongside the more traditional distribution channels as it is easily accessible for customers.

Zurich is expecting the European direct business to generate an additional USD 1 billion in gross written premiums and policy fees within the next five years. This demonstrates the importance of the direct business in

ZURICH®

contributing to the profitable growth of the Group and supporting its aspiration to become a top five insurer globally.

One risk carrier for all EU-countries

All Zurich Connect policies in EU countries will be underwritten by Zurich Insurance Ireland Limited, based in Dublin. This means that all such policies would benefit from the EU Non-Life Insurance directives enabling the freedom to provide services.

Podcast interview with Theo Bouts

A podcast interview with Theo Bouts, CEO Direct Business and Partnership Europe, will be available in German and English on www.zurich-connect.de/connect/direkt/unternehmen/mitteilungen.htm from noon.

Zurich Connect is the name for the new pan-European direct insurance proposition from the Zurich Financial Services Group. In Germany (www.zurich-connect.de) and Switzerland (www.zurichconnect.ch) Zurich Connect offers customers a range of personal insurance products. In the UK Zurich Connect (www.zurichconnect.co.uk) sells commercial vehicle insurance to small businesses. In addition, Zurich Connect products are offered through dedicated distribution partners in the UK, in Spain and Switzerland. Zurich Connect will be launched in further major European markets in which Zurich operates over the next few years. The product offering for both personal lines and small business customers is gradually being extended. Zurich Connect's insurance policies in the EU are underwritten by **Zurich Insurance Ireland Limited (ZIIL)** from its headquarters in Dublin, Ireland. ZIIL is an EU-wide risk carrier specializing in offering general insurance cover for cross-border risks in Europe and is a member of the Zurich Financial Services Group.

ZURICH®

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

END